EXHIBIT 99.1

Shopify to Acquire 6 River Systems

Adds Collaborative Robotic Fleet to the Shopify Fulfillment Network

OTTAWA, Canada & WALTHAM, MA - September 9, 2019 - Shopify Inc. (NYSE: SHOP)(TSX: SHOP), the leading multi-channel commerce platform, today announced that it has reached an agreement to acquire 6 River Systems, Inc., a leading provider of collaborative warehouse fulfillment solutions. In June, Shopify introduced the Shopify Fulfillment Network, a powerful and trusted fulfillment network that will ensure timely deliveries, lower shipping costs, and provide superb customer experience for merchants and their customers. This acquisition is a critical step to accelerate its growth, while 6 River Systems will also continue to build and sell their solution for warehouses.

With the acquisition of 6 River Systems, Shopify will add a team with decades of experience in fulfillment software and robotics, including experienced leaders from Kiva Systems (now Amazon Robotics). Adding 6 River Systems’ cloud-based software and collaborative mobile robots called "Chuck" to the Shopify Fulfillment Network will increase the speed and reliability of warehouse operations, by empowering on-site associates with daily tasks, including inventory replenishment, picking, sorting and packing.

"Shopify is taking on fulfillment the same way we’ve approached other commerce challenges, by bringing together the best technology to help everyone compete," said Tobi Lütke, CEO of Shopify. "With 6 River Systems, we will bring technology and operational efficiencies to companies of all sizes around the world."

"By joining Shopify, we're changing the game of fulfillment. Together, we will help thousands of businesses improve their fulfillment operations, with an easy-to-learn solution that can more than double productivity and improve accuracy," said Jerome Dubois, co-CEO and co-founder of 6 River Systems.

Terms and Financial Impact
Under the terms of the agreement, which has been approved by 6 River Systems’ stockholders, Shopify will acquire all of 6 River Systems’ outstanding securities in a transaction valued at approximately USD$450 million, consisting of approximately 60% in cash and 40% in Shopify Class A Subordinate Voting Shares. Included in this amount are Shopify Class A shares and options valued at approximately $69 million that will be issued to 6 River Systems’ founders and employees that will vest subject to certain conditions and will be treated as stock-based compensation. Subject to various closing conditions, the acquisition is expected to close in the fourth quarter of 2019.

The transaction is expected to have no material impact to Shopify’s revenue in 2019. The transaction is expected to increase Shopify’s 2019 expenses by approximately $25 million, including $10 million in operating expenses; $8 million in amortization of intangibles resulting from purchase accounting; and $7 million in stock-based compensation. 6 River Systems is expected to generate annual billings of approximately $30 million in 2020, with associated revenue recognized over the multi-year lifetime of each contract.

About Shopify
Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

About 6 River Systems
6 River Systems was founded in Waltham, Mass. in 2015 by Jerome Dubois, Rylan Hamilton and Chris Cacioppo. Dubois and Hamilton were previously executives at Kiva Systems (now Amazon Robotics). The 6 River Systems solution is operating in more than 20 facilities in the U.S., Canada and Europe, fulfilling millions of units each week for companies including Lockheed Martin, CSAT Solutions, ACT Fulfillment, DHL, XPO Logistics, and Office Depot.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s plan to build a global fulfillment network and its size, scope and capabilities, the expected closing of the acquisition and the timing thereof, and Shopify’s financial outlook and future financial performance. Words such as "expects", "continue", "will", "plans", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring, and achieving anticipated synergies; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship; (x) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) international sales and the use of our platform in various countries; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:	MEDIA:
Katie Keita	Julie Nicholson
Senior Director, Investor Relations	Director of Communications
613-241-2828 x 1024	416-238-6705 x 302
IR @shopify.com	press@shopify.com